011-00387

OMB # 1557-0184
EXPIRES 5/31/2013

11022854

SEC
Mail Processing
Section

OCT 17 2011

Washington, DC
101

Form G-FIN/A

Notice of Government Securities Broker or Government Securities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

A. x☐ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Filing Status of notice (check as applicable):

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. x☐ Government Securities Broker & Dealer

3. Filing status of notice (check as applicable):

A. ☐ Notice
B. x☐ Amendment

4. A. Full name of the Financial Institution:

Bank of America, N.A.

B. Address of principal office of Financial Institution:

100 North Tryon Street, Charlotte, NC 28255

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):

214 N. Tryon Street, Charlotte, NC 28255

D. Mailing address if different from (B) or (C):

901 W. Trade Street, 4th Floor, NC1-003-04-26, Charlotte, NC 28255

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Christy Berthelsen	SVP/Senior Registration Manager	980-386-9749

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. _x_ Yes B. ___ No
(If yes, provide addresses and describe activities.)

3455 Peachtree Rd NE, Ste 200, Atlanta, GA 30326

901 Main Street, Dallas, TX 75202

333 S. Hope Street, Los Angeles, CA 90071

800 Fifth Avenue, Seattle, WA 98104

800 Market St., St. Louis, MO 63101

KH
10/17

Bank of America, N.A.
(#5 continued)

101 California St., San Francisco, CA 94111

One Bryant Park, New York, NY 10036

1 Financial Center, Boston, MA 02111

8300 Greensboro Drive, McLean, VA 22102

701 Brickell Ave., Miami, FL 33131

540 W Madison St, Chicago, IL 60661

200 N. College Street, Charlotte, NC 29255

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the Financial Institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Guardino	Joseph	Anthony	Managing Director
Berretta	Frederick	Ray	Managing Director
Mann	John	Roy	Director
Wyatt, III	Robert	Theodore	Managing Director
Schuer	Christopher	Charles	Director
Airing	Bradley	Todd	Managing Director
Walsh	Christopher	Greg	Managing Director
Sherman	Vaughn	Leroy	Managing Director
Fannan	Philip	Michael	Director
Winston	Dorothea	Welcing	Managing Director
Mullen	Thomas	Cooper	Managing Director

Bank of America, N.A.
(#6 continued)

Last	First	Middle	Title
Hollender	Steven	Ira	Managing Director
Da Silva	Fabio	Aparecido	Managing Director
Tipton	Nancy	Rowell	Director
Hodson	Christopher	Graham	Managing Director
Hoffman	David	Andrew	Managing Director
Holmes	Kevin	L.	Managing Director
Elford	Ross	Gregory	Director
Mazer	Jeffrey	Alan	Director
White	Julian	B.	Director
Francis	Stephen	Ross	Vice President
*Everett	Elizabeth	Campbell	Managing Director

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

* New names added

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4?
A.X☐Yes B. ☐No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U4 for all such persons with this Notice).

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See17 C.F.R. 400.4(c). Similar requirements are applicable to Form MSD-4 and Form U-4.)

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

First	Middle	Last	Title
Kevin	G	Finnegan	Managing Director

Manual Signature [signature]

Date 10/14/2011

Bank of America

Enterprise Compliance Program Operations
Registration & Licensing

SEC
Mail Processing
Section

OCT 17 2011

Washington, DC
101

October 14, 2011

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Amendment to Form MSD

To Whom It May Concern:

Enclosed, please find an amended G-FIN form submitted on behalf of Bank of America, N.A.

If you have any questions or need further information, please contact me at 980-386-2072.

Sincerely,

Connie Kennedy
AVP/Registration Analyst
Fax 704-719-5128
Connie.kennedy@bankofamerica.com

FORM G-FIN-4

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

OMB APPROVAL
OMB #1536-0089

1. Applicant Name EVERETT (Last) ELIZABETH (First) CAMPBELL (Middle (if none, so specify))

2. Financial Institution Government Securities Broker or Dealer:

A. Name BANK OF AMERICA N.A

B. Registration Number CRD 293 6094

C. Main Address ONE BRYANT PARK NEW YORK NY 10036

3. Office of Employment of Applicant ONE BRYANT PARK NEW YORK NY

4. Date of Employment of Applicant 3/6/09

5. To Be Filed With The Following (Indicate One):

- Board of Governors of the Federal Reserve System ☐
- Comptroller of the Currency ☒
- Federal Deposit Insurance Corporation ☐
- Director Office of Thrift Supervision ☐
- Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity: Supervisory	Capacity: Non-Supervisory
A. Underwriting, trading or sales of government securities:	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☐	☐
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☐	☐
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	☐	☐
E. Processing and clearance activities with respect to government securities:	☐	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☐	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

Employer	Name and Position of Person Contacted

9.23.11 (Date) ELIZABETH C. EVERETT (Print Name of Supervisor of Applicant) [signature] (Signature of Supervisor of Applicant)

PERSONAL HISTORY OF APPLICANT

8. EVERETT (Last Name) ELIZABETH (First) CAMPBELL (Middle)

9. (Social Security Number (Completion is not mandatory))

10. 40 TRUESDALE LAKE DR (Resident Street Address)

11. SOUTH SALEM (City) NY (State) 10590 (ZIP Code)

12. 12.21.1975 (Date of Birth)

13. NEW YORK, USA (Place of Birth)

14. Any other name ever used or by which known:

15. Employment History

The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo. Yr.	To Mo. Yr.	Position Held	Reason for Leaving	Full or Part Time
MERRILL LYNCH PIERCE FENNER & SMITH	8/01	CURRENT		N/A	FULL
BANK OF AMERICA	3/09	CURRENT		N/A	

16. Residential History

The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

Address (Street, City, State, ZIP Code)	From Mo. Yr.	To Mo. Yr.
40 TRUESDALE LAKE DR, SOUTH SALEM, NY 10590	6 10	CURRENT
55 W 26TH ST #10M, NEW YORK, NY 10010	9 01	6 10

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS

17. Definitions

- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
  (1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .... Yes ☐ No ☒
  (2) any other felony? .... Yes ☐ No ☒

B. Has any domestic or foreign court ever:
  (1) enjoined you in connection with any investment-related activity? .... Yes ☐ No ☒
  (2) found that you were involved in a violation of investment-related statutes or regulations? .... Yes ☐ No ☒

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
  (1) found you to have made a false statement or omission? .... Yes ☐ No ☒
  (2) found you to have been involved in a violation of investment-related regulations or statutes? .... Yes ☐ No ☒
  (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒
  (4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .... Yes ☐ No ☒
  (5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .... Yes ☐ No ☒

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
  (1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .... Yes ☐ No ☒
  (2) found you to have been involved in a violation of investment regulations or statutes? .... Yes ☐ No ☒
  (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒
  (4) entered an order against you in connection with investment-related activity? .... Yes ☐ No ☒
  (5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .... Yes ☐ No ☒
  (6) revoked or suspended your license as an attorney, accountant or federal contractor? .... Yes ☐ No ☒

E. Has any self-regulatory organization or commodities exchange:
  (1) found you to have made a false statement or omission? .... Yes ☐ No ☒
  (2) found you to have been involved in a violation of its rules? .... Yes ☐ No ☒
  (3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .... Yes ☐ No ☒
  (4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .... Yes ☐ No ☒

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in items 17.A., B., or D.? .... Yes ☐ No ☒

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? .... Yes ☐ No ☒

H. Have you been discharged or permitted to resign because you were accused of:
(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? .... Yes ☐ No ☒
(2) fraud or the wrongful taking of property? .... Yes ☐ No ☒
(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? .... Yes ☐ No ☒

Date 9.23.11 Signature of Applicant [signature]

FORM G-FIN-4 ACKNOWLEDGMENT

18. Applicant Name Elizabeth Everett

19. Financial Institution Government Securities Broker or Dealer Name Bank of America N.A.

20. Financial Institution Government Securities Broker or Dealer Address 4802 Deer Lake Dr E JAX FL 32246 Receipt Stamp

21. Attention: Vanessa R. Anderson

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 21. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Public reporting burden for this collection of information is estimated to average 2 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Public Debt, Government Securities Regulations Staff, Room 315, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, (1535-0089) Washington, DC 20503.

PRIVACY ACT NOTICE FOR FORM G-FIN-4
(To accompany Form G-FIN-4)

GENERAL

This information is provided in accordance with the Privacy Act of 1974, 5 USC 552a, to those applicants completing a Form G-FIN-4 (Disclosure Form for Persons Associated with a Financial Institution Government Securities Broker or Dealer) which is to be filed with the appropriate regulatory agency, as defined in section 3(a)(34)(G) of the Securities Exchange Act of 1934 (15 USC 78c(a)(34)(G)).

AUTHORITY

Section 15C(b)(1) of the Securities Exchange Act of 1934 (15 USC 78o-5(b)(1)).

PURPOSE

The appropriate regulatory agency will review the information reported on Form G-FIN-4 for the purpose of determining whether the applicant might be subject to disciplinary action pursuant to section 15C(c)(2) of the Securities Exchange Act of 1934 (15 USC 78o-5(c)(2)).

EFFECTS OF NONDISCLOSURE

Except for persons who have a current Form U-4 or Form MSD-4 on file with their financial institution, persons who are or seek to be associated with a financial institution government securities broker or dealer are required to disclose the information necessary to complete Form G-FIN-4, except that disclosure of Social Security numbers is voluntary. Failure to disclose the necessary information may make an applicant subject to limitations on his or her activities with the financial institution government securities broker or dealer.

ROUTINE USES

The Department of the Treasury and the appropriate regulatory agencies regard the information provided by each respondent on this form as confidential. However, the information reported on Form G-FIN-4 may be routinely used by the appropriate regulatory agency as follows:

1. To refer to the appropriate governmental authority, whether Federal, state, local or foreign, or to the appropriate self-regulatory organization, such information as may indicate a violation or potential violation of law, regulation, or rule.

2. To refer to the appropriate court, magistrate or administrative law judge such information as may be relevant to proceedings before any such court or judicial officer.

3. To make use of such information as may aid in the resolution of any action or proceeding:
   a. in which the Federal securities, banking or commodities laws are at issue;
   b. in which the propriety of any disclosure of information reported on Form G-FIN-4 is at issue; or
   c. To which the appropriate regulatory agency or a past or present member of its staff is a party or otherwise involved in an official capacity.

4. To disclose to a Federal, state, local or foreign governmental authority or self-regulatory organization such information as may be necessary to obtain from such authority or organization additional information concerning the associated person.

5. To disclose such information as may be necessary to respond to a request from a Federal, state, local or foreign governmental authority or self-regulatory organization for information needed in connection with the issuance of a license, granting of a benefit, or similar action affecting the associated person.

6. To disclose such information as may be necessary to respond to any congressional inquiry made at the request of the associated person.

RECEIVED
OCT 11 2011
Credit & Market Risk

FORM G-FIN-4 ACKNOWLEDGMENT

18. Applicant Name Elizabeth Everett

19. Financial Institution Government Securities Broker or Dealer Name Bank of America N.A.

20. Financial Institution Government Securities Broker or Dealer Address 4802 Deer Lake Dr E JAX FL 32246

Receipt Stamp

21. Attention: Vanessa R. Anderson

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 21. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Public reporting burden for this collection of information is estimated to average 2 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Public Debt, Government Securities Regulations Staff, Room 315, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, (1535-0089) Washington, DC 20503.